NO ACT

DC
PE
1-15-08

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

[redacted]

08024818

FEB 06 2008
Washington, DC 20549

February 6, 2008

Anthony D. Weis
Vorys, Sater, Seymour and Pease LLP
1828 L St. NW
Eleventh Floor
Washington, DC 20036-5109

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 2/6/2008

Re: Croghan Bancshares, Inc.
Incoming letter dated January 15, 2008

Dear Mr. Weis:

This is in response to your letter dated January 15, 2008 concerning the shareholder proposal submitted to Croghan by Jared E. Danziger. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

PROCESSED
FEB 14 2008
THOMSON
FINANCIAL

Enclosures

cc: Jared E. Danziger
300 Garrison Street
Freemont, OH 43420

VORYS

Vorys, Sater, Seymour and Pease LLP
Legal Counsel

1828 L St. NW
Eleventh Floor
Washington, DC 20036-5109
202.467.8800
www.vorys.com
Founded 1909

RECEIVED
2008 JAN 16 AM 11:05
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

Anthony D. Weis
Direct Dial (614) 464-5465
Facsimile (614) 719-4776
E-Mail - adweis@vorys.com

January 15, 2008

VIA HAND DELIVERY

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re: Croghan Bancshares, Inc. – Shareholder Proposal of Jared E. Danziger (Exchange Act of 1934 – Rule 14a-8)

Ladies and Gentlemen:

This letter is to inform you that our client, Croghan Bancshares, Inc. ("Croghan"), intends to omit from its proxy statement and form of proxy for its 2008 Annual Meeting of Shareholders (collectively, the "2008 Proxy Materials") a shareholder proposal (the "2008 Proposal") and supporting statement received from Jared E. Danziger (the "Proponent").

Pursuant to Rule 14a-8(j), we have:

- enclosed herewith six (6) copies of this letter and its attachments;
- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before Croghan intends to file its definitive 2008 Proxy Materials with the Commission; and
- concurrently sent a copy of this correspondence to the Proponent.

Rule 14a-8(k) provides that shareholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to the 2008 Proposal, a copy of that correspondence should concurrently be furnished to the undersigned on behalf of Croghan pursuant to Rule 14a-8(k).

BASIS FOR EXCLUSION

We hereby respectfully request that the Staff concur in our view that the 2008 Proposal may be excluded from the 2008 Proxy Materials pursuant to Rule 14a-8(i)(12)(iii) because the 2008 Proposal is identical to, and deals with substantially the same subject matter as, shareholder proposals that were included in Croghan's proxy materials for its 2007, 2006, 2005 and 2004 annual meeting of shareholders, and the vote on the proposal that was included in Croghan's proxy materials for its 2007 annual meeting of shareholders did not receive the vote necessary for resubmission.

THE 2008 PROPOSAL

The 2008 Proposal, entitled "Independent Chairman of the Board," requests that Croghan's Board of Directors "adopt policy that, there be elected from them a Chairman of the Board, that the Chairman of the Board and the Chief Executive Officer (CEO) be two different individuals and that the Chairman be an independent, outside director, elected by the Directors." A copy of the 2008 Proposal and supporting statement, as well as related correspondence from the Proponent, is attached to this letter as Exhibit A.

ANALYSIS

The 2008 Proposal May Be Excluded under Rule 14a-8(i)(12)(iii).

Rule 14a-8(i)(12)(iii) permits the exclusion of a shareholder proposal if "the proposal deals with substantially the same subject matter as another proposal or proposals that previously has or have been included in the company's proxy materials within the preceding 5 calendar years" and the proposal received "less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years . . . ." As discussed below, the 2008 Proposal is identical to shareholder proposals from the Proponent that Croghan included in its 2007, 2006, 2005 and 2004 proxy materials, and the proposal received less than 10% of the vote on its last submission to shareholders.

A. The 2008 Proposal is Identical to Proposals that were Included in Croghan's Proxy Materials in 2007, 2006, 2005 and 2004.

In Croghan's 2007 proxy materials, which were filed with the Commission on March 23, 2007, Croghan included an identical shareholder proposal submitted by the Proponent (the "2007 Proposal"). A copy of the 2007 Proposal as it appeared in Croghan's 2007 proxy materials is attached hereto as Exhibit B. Croghan also included identical shareholder proposals submitted by the Proponent (the "2004-2006 Proposals" and together with the 2007 Proposal, the "Previous Proposals") in its 2006, 2005 and 2004 proxy materials, which were filed with the Commission on March 17, 2006, March 15, 2005 and March 16, 2004, respectively. Copies of the 2004-2006 Proposals as they appeared in Croghan's proxy materials are attached hereto as Exhibit C. As with the 2008 Proposal, the Previous Proposals each requested that Croghan's Board of Directors "adopt policy that, there be elected from them a Chairman of the Board, that the Chairman of the Board and the Chief Executive Officer (CEO) be two different individuals and that the Chairman be an independent, outside director, elected by the Directors."

The only differences between the 2008 Proposal and the Previous Proposals are insignificant revisions to the supporting statements accompanying the proposals. In fact, the only difference between the supporting statements for the 2008 Proposal and the 2007 Proposal is that the 2008 Proposal's supporting statement indicates that an identical proposal "received the support of approximately 6% of the shareholder [sic] voting for/against this proposal" at the 2007 annual meeting, whereas the 2007 Proposal indicated that an identical proposal "received the support of approximately 10% of the shareholder [sic] voting for/against this proposal" at the 2006 annual meeting. Similarly, the language of the supporting statement for each of the 2004-2006 Proposals is repeated in the supporting statement accompanying the 2008 Proposal, with the 2008 Proposal's supporting statement containing only minor differences. These insignificant changes in the supporting statements do not alter the substance of the five proposals – that Croghan's Board of Directors adopt a policy requiring the election of an independent Chairman of the Board.

In order for a company to exclude a resubmission in reliance on Rule 14a-8(i)(12), the proposals must deal with substantially the same subject matter, but need not be identical. See Exchange Act Release No. 20091 (Aug. 16, 1983) (the "1983 Release"); Great Lakes Chemical Corp. (avail. Feb. 22, 1996). In adopting the current version of Rule 14a-8(i)(12), the Commission indicated that the essential factor in determining whether a proposal deals with substantially the same subject matter is the overall substantive concern raised by the proposal rather than the specific language. See 1983 Release. Because the resolutions proposed in the 2008 Proposal and in the Previous Proposals are identical and the supporting statements are substantially the same, all five proposals raise the same substantive concern. Thus, the 2008 Proposal is excludable under Rule 14a-8(i)(12). See, e.g., Loews Corp. (avail. Jan. 16, 2007) (concurring in the exclusion of a proposal that was identical to a proposal submitted the prior year and included in the company's proxy materials, which did not receive the requisite 3% vote under Rule 14a-8(i)(12)(i)); Bank of America (avail. Feb. 14, 2006) (concurring in the exclusion of a proposal under Rule 14a-8(i)(12)(iii) where identical proposals "with only minor changes to the supporting statement" were submitted to a shareholder vote and did not receive the 10% threshold vote on the most recent submission); Verizon Communications Inc. (avail. Jan. 16, 2003) (concurring in the exclusion of a proposal pursuant to Rule 14a-8(i)(12)(iii) that was identical to proposals previously submitted within the last five years, which did not receive the relevant threshold vote on its last submission); Lawson Products, Inc. (avail. Mar. 13, 2000) (concurring that a proposal submitted for inclusion in the company's 2000 proxy materials was excludable under Rule 14a-8(i)(12)(iii) because the company had included an identical proposal in each of the prior three proxy statements, which did not receive 10% of the vote on its 1999 submission); American Int'l Group Inc. (avail. Nov. 8, 1999) (concurring in the exclusion of a proposal under Rule 14a-8(i)(12)(i) because an identical proposal was considered at the prior year's annual meeting and did not receive the relevant threshold vote); BankBoston Corp. (avail. May 27, 1999) (concurring in the exclusion of a proposal under Rule 14a-8(i)(12)(ii) where virtually identical proposals, with only slight changes in wording, were included in the company's proxy materials for the previous two years and did not receive the vote required for resubmission at the prior annual meeting); PG&E Corp. (avail. Jan. 15, 1999) (concurring in the exclusion of a proposal under Rule 14a-8(i)(12)(iii) that dealt with substantially the same subject matter as prior proposals submitted to the company, where variations in the language of the proposal and supporting statements "merely provide[d] administrative detail, or amplify[ied] the definition[s]" of certain phrases, which received less than 10% of the vote when last submitted to shareholders).

B. The 2007 Proposal Received Less than 10% of the Vote.

As reported in Part II, Item 4 of Croghan's Quarterly Report on Form 10-Q, which was filed with the Commission on July 26, 2007 (the relevant portions of which are attached hereto as Exhibit D), the 2007 Proposal received 868,496 "against" votes and 57,359 "for" votes at Croghan's 2007 Annual Meeting of Shareholders held on May 8, 2007. Excluding abstentions and broker non-votes[1], the 2007 Proposal received 6.20% of the vote[2], which is less than the 10% required for resubmission of the proposal pursuant to Rule 14a-8(i)(12)(iii).

---

[1] In Staff Legal Bulletin No. 14, Question F.4 (July 13, 2001), the Staff stated that for purposes of counting votes under Rule 14a-8(i)(12), abstentions and broker non-votes are not included.

[2] The Proponent acknowledges in his supporting statement accompanying the 2008 Proposal that "[t]his proposal received the support of approximately 6% of the shareholders voting for/against this proposal at last year's annual meeting."

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if Croghan excludes the 2008 Proposal from its 2008 Proxy Materials pursuant to Rule 14a-8(i)(12)(iii).

If you have any questions or require additional information regarding this request, please do not hesitate to call me at (614) 464-5465.

Very truly yours,

Anthony D. Weis

Anthony D. Weis

cc: Jared E. Danziger (w/encls.)
Steven C. Futrell (w/encls.)

EXHIBIT A

DANZIGER
300 Garrison Street
Fremont, Ohio 43420
419-332-4201

November 14, 2007

Mr. Barry F. Luse, Secretary
Croghan Bancshares, Inc.
323 Croghan Street
Fremont, Ohio 43420

Dear Mr. Luse:

Please be advised the undersigned requests the inclusion of the enclosed Shareholder's Proposal B and supporting statement in the proxy material for the 2008 Annual Meeting of the shareholders of Croghan Bancshares, Inc. In accord with applicable SEC Rule 14(a)-8(b) I intend to continue ownership of my shares through the date of the 2008 Annual Meeting or continuation thereof. It is expected the Board of Directors will advise me promptly should there be non-compliance with the applicable SEC Rule together with a timely period within which to achieve compliance.

The undersigned anticipates the Board will include a statement in the proxy material setting forth a contra position. Therefore, this letter is to formally request a shareholder list as of November 30, 2007, and periodically thereafter, so that the shareholders of record can be advised of the desire of the undersigned to have the resolution placed in the 2008 proxy materials as well as the undersigned's position. The request for a shareholder list is provided for by statute (see Ohio Revised code 1701.37, etc.). Additionally, a current copy of the NOBO list is requested at such time as it becomes available to Bancshares.

Very truly yours,

Jared E. Danziger
113 Shares

Enclosure-Resolution and Supporting Statement

2008 SHAREHOLDERS PROPOSAL B

A proposal is being presented by Jared E. Danziger. The Corporation's address of record for Jared E. Danziger is 45 W 67th Street, New York, NY 10023. The share holdings that have been reported to the Corporation by the proponent is 113 shares for Jared E. Danziger. The Proposal B is as follows:

RESOLVED: That the shareholders urge the Board of Directors to adopt policy that there be elected from them a Chairman of the Board, that the Chairman of the Board and Chief Executive Officer (CEO) be two different individuals and that the Chairman be an independent, outside director, elected by the Directors.

SUPPORTING STATEMENT

Supporters of an independent Chairman of the Board point out that one of the Board's primary responsibilities is monitoring management, including evaluating and, if necessary, terminating the employment of the CEO. The effectiveness and vigilance of such monitoring will be impaired if there is no recognizable person as Chairman of the Board or Lead Director, as at present. It appears that the person leading the board is the President/CEO and this should not be the case as the President/CEO should be subordinate to the board. The failure to appoint a Chairman of the Board or Lead Director appears to be an intentional effort to avoid recognized good corporate governance practice. This proposal received the support of approximately 6% of the shareholder voting for/against this proposal at last year's annual meeting.

I URGE YOUR SUPPORT FOR THIS PROPOSAL.

EXHIBIT B

2007 Proposal

SHAREHOLDER PROPOSAL NO. 2 – INDEPENDENT CHAIRMAN OF THE BOARD

Jared E. Danziger, 45 W. 67th Street, New York, New York 10023, claiming that he has owned for more than one year common shares of the Company with a market value in excess of $2,000 and that he will continue to hold the same through the date of the 2007 Annual Meeting, has submitted the proposal and supporting statement set forth below for inclusion in this Proxy Statement and states his intention to present the same at the 2007 Annual Meeting.

> RESOLVED: That the shareholders urge the Board of Directors to adopt policy that, there be elected from them a Chairman of the Board, that the Chairman of the Board and Chief Executive Officer (CEO) be two different individuals and that the Chairman be an independent, outside director, elected by the Directors.

SUPPORTING STATEMENT SUBMITTED BY JARED E. DANZIGER

"Supporters of an independent Chairman of the Board point out that one of the Board's primary responsibilities is monitoring management, including evaluating and, if necessary, terminating the employment of the CEO. The effectiveness and vigilance of such monitoring will be impaired if there is no recognizable person as Chairman of the Board or Lead Director, as at present. It appears that the person leading the board is the President/CEO and this should not be the case as the President/CEO should be subordinate to the board. The failure to appoint a Chairman of the Board or Lead Director appears to be an intentional effort to avoid recognized good corporate governance practice. This proposal received the support of approximately 10% of the shareholder voting for/against this proposal at last year's annual meeting.

I URGE YOUR SUPPORT FOR THIS PROPOSAL."

EXHIBIT C

2004-2006 Proposals

2006
SHAREHOLDER PROPOSAL – CHAIRMAN OF THE BOARD

Jared E. Danziger, 45 W. 67th Street, New York, New York 10023, claiming that he has owned for more than one year common shares of the Company with a market value in excess of $2,000 and that he will continue to hold the same through the date of the 2006 Annual Meeting, has submitted the following proposal and supporting statement for inclusion in this proxy statement and states his intention to present the same at the 2006 Annual Meeting:

> RESOLVED: that the shareholders urge the Board of Directors to adopt policy that, there be elected from them a Chairman of the Board, that the Chairman of the Board and Chief Executive Officer (CEO) be two different individuals and that the Chairman be an independent, outside director, elected by the Directors.

SUPPORTING STATEMENT SUBMITTED BY JARED E. DANZIGER

"Supporters of an independent Chairman of the Board point out that one of the Board's primary responsibilities is monitoring management, including evaluating and, if necessary, terminating the employment of the CEO. The effectiveness and vigilance of such monitoring will be impaired if there is no recognizable person as Chairman of the Board or Lead Director, as at present. It appears that the person leading the board is the President/CEO and this should not be the case as the President/CEO should be subordinate to the board. The failure to appoint a Chairman of the Board or Lead Director appears to be an intentional effort to avoid recognized good corporate governance practice. This proposal received the support of approximately 9% of the shareholder voting for/against this proposal at last year's annual meeting.

I URGE YOUR SUPPORT FOR THIS PROPOSAL."

2005
SHAREHOLDER PROPOSAL – CHAIRMAN OF THE BOARD

Jared E. Danziger, 45 W. 67th Street, New York, New York 10023, claiming that he has owned for more than one year common shares of the Company with a market value in excess of $2,000 and that he will continue to hold the same through the date of the 2005 Annual Meeting, has submitted the following proposal and supporting statement for inclusion in this proxy statement and states his intention to present the same at the 2005 Annual Meeting:

> RESOLVED: that the shareholders urge the Board of Directors to adopt policy that, there be elected from them a Chairman of the Board, that the Chairman of the Board and Chief Executive Officer (CEO) be two different individuals and that the Chairman be an independent, outside director, elected by the Directors.

SUPPORTING STATEMENT SUBMITTED BY JARED E. DANZIGER

"Supporters of an independent Chairman of the Board point out that one of the Board's primary responsibilities is monitoring management, including evaluating and, if necessary, terminating the employment of the CEO. The effectiveness and vigilance of such monitoring will be impaired if there is no recognizable person as Chairman of the Board or Lead Director, as at present. It appears that the person leading the board is the President/CEO and this should not be the case as the President/CEO should be subordinate to the board. The failure to appoint a Chairman of the Board or Lead Director appears to be an intentional effort to avoid recognized good corporate governance practice.

I URGE YOUR SUPPORT FOR THIS PROPOSAL."

2004

SHAREHOLDER PROPOSAL - CHAIRMAN OF THE BOARD

Jared E. Danziger, 45 W. 67th Street, New York, New York 10023, claiming that he has owned for more than one year common shares of the Company with a market value in excess of $2,000 and that he will continue to hold the same through the date of the 2004 Annual Meeting, has submitted the following proposal and supporting statement for inclusion in this proxy statement and states his intention to present the same at the 2004 Annual Meeting:

> RESOLVED: that the shareholders urge the Board of Directors to adopt a policy that there be elected from them a Chairman of the Board, that the Chairman of the Board and Chief Executive Officer (CEO) of the company be two different individuals and that the Chairman be an independent, outside director.

SUPPORTING STATEMENT SUBMITTED BY JARED E. DANZIGER

"Supporters of an independent Chairman of the Board point out that one of the Board's primary responsibilities is monitoring management, including evaluating and, if necessary, terminating the employment of the CEO. The effectiveness and vigilance of such monitoring will be impaired if there is no recognizable person as Chairman of the Board, as at present, and if the person leading the Board is also the person whose performance is being judged by it.

I URGE YOUR SUPPORT FOR THIS PROPOSAL."

EXHIBIT D

Table of Contents

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 10-Q

Quarterly Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the quarterly period ended June 30, 2007

0-20159
(Commission File Number)

CROGHAN BANCSHARES, INC.

(Exact name of registrant as specified in its charter)

Ohio	31-1073048
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
323 Croghan Street, Fremont, Ohio	43420
(Address of principal executive offices)	(Zip Code)

(419) 332-7301
(Registrant's telephone number, including area code)

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one):

Large Accelerated Filer ☐ Accelerated Filer ☐ Non-Accelerated Filer ☑

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☑

1,757,294 common shares, par value $12.50 per share, were outstanding as of July 26, 2007.

This document contains 22 pages. The Exhibit Index is on page 19 immediately preceding the filed exhibits.

Table of Contents

ITEM 3. DEFAULTS UPON SENIOR SECURITIES

Not applicable.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

(a) The annual meeting of shareholders of Croghan Bancshares, Inc. was held on May 8, 2007.

(b) Proxies were solicited pursuant to Regulation 14A of the Securities Exchange Act of 1934. At the annual meeting, Thomas W. McLaughlin was elected, as a director for a term expiring in 2009, and the following directors were elected for terms expiring in 2010: James E. Bowlus, James R. Faist, Daniel W. Lease, and Allan E. Mehlow. The following Directors also remain in office with terms expiring in 2008 and 2009: Michael D. Allen Sr., Steven C. Futrell, Claire F. Johansen, Stephen A. Kemper, J. Terrence Wolfe, and Gary L. Zimmerman.

(c) Matters voted upon at the annual meeting of shareholders:

(1) Election of one Director for a term expiring in 2009:

Nominee	For	Withheld
Thomas W. McLaughlin	1,226,988	68,899

(2) Election of four directors for terms expiring in 2010:

Nominee	For	Withheld
James E. Bowlus	1,286,630	9,257
Nathan G. Danziger	35,435	0
James R. Faist	1,286,630	9,257
Daniel W. Lease	1,286,630	9,257
Allan E. Mehlow	1,251,195	9,257

(3) Shareholder proposal urging the Board of Directors to take the steps necessary to declassify the Board (defeated)

For	Against	Abstain
55,198	867,756	27,890

(4) Shareholder proposal urging the Board of Directors to adopt a policy to elect an independent Chairman of the Board (defeated)

For	Against	Abstain
57,359	868,496	24,989

(5) Shareholder proposal to amend the Company's Code of Regulations to add a new provision relating to shareholder nominees for election to the Board (defeated)

For	Against	Abstain
52,749	874,075	24,020

ITEM 5. OTHER INFORMATION

Not applicable.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 6, 2008

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Croghan Bancshares, Inc.
Incoming letter dated January 15, 2008

The proposal urges the board to adopt a policy that the chairman be an independent, outside director.

There appears to be some basis for your view that Croghan may exclude the proposal under rule 14a-8(i)(12)(iii). Accordingly, we will not recommend enforcement action to the Commission if Croghan omits the proposal from its proxy materials in reliance on rule 14a-8(i)(12)(iii).

Sincerely,

William A. Hines
Special Counsel

END